

Shai Newman · 2nd

Founder and CEO of Skillreal at Compedia

Israel · 500+ connections · **Contact info**

 **SkillReal**

Tel Aviv University

Experience



Founder and CEO
SkillReal
Jan 2020 – Present · 1 yr
Israel

Next generation AR Technology for industrial manufacturing. Patented accurate AR technology to enhance work instructions, virtual prototyping and inspection. Fully Integrated with the PLM system for plug and play operation.

Compedia
32 yrs

○ **Founder and CEO at Skillreal**
Jan 2020 – Present · 1 yr

○ **Co-Founder and Chief innovation officer**
Jan 2011 – Present · 10 yrs
Ramat Gan

Lead the creation of new innovative technologies with high market potential.

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Education



Tel Aviv University
1985 – 1989

MAMRAM ICT accademy
With Distinction, With distinction
1984 – 1985

Gifted youth programs
Math and programing
1979 – 1983

Skills & endorsements

Start-ups · 39

Endorsed by **Guy Ben-dov and 2 others who are**

 **highly skilled at this**   Endorsed by **4 of Shai's colleagues at Compedia**

Entrepreneurship · 37

 Endorsed by **3 of Shai's colleagues at SkillReal**

Business Strategy · 28

Endorsed by **A.J. Ripin (mutual connection)**   Endorsed by **2 of Shai's colleagues at Compedia**

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Recommendations

Received (1)   Given (3)



Dan Jekel
Strategic Business
Development Leader for
Emerging Businesses
March 2, 2020, Shai was a
client of Dan's

Shai is an amazing inventor and entrepreneur. He keeps coming up with new tech ideas in general and the augmented reality (AR) field in particular. Motivated and passionate in everything he does while keeping an open ear to advice and guidance from experts. Shai has been my client and partner in multiple proje... See more

Accomplishments

3 **Publications**   ⌄

The ASC-Inclusion Perceptual Serious Gaming Platform for Autistic Children · Recent developments and results of ASC-Inclusion: An Integrated Internet-Based Environment for Social Inclusion of Children with Autism Spectrum Conditions · Children music-making with interactive reflexive technology. A case study of spiral model of specification.

2 **Patents**   ⌄

[160220] U.S. Patent Application No. 15/437,476, "VISION-ASSISTED INPUT WITHIN A VIRTUAL WORLD" · [170272PC] PCT Application PCT/IB2018/056544, "Assisted Augmented Reality"

Interests

 **Janvest Capital Partners**
698 followers

 **Tel Aviv University**
139,824 followers

 **Harvard Business Review**
11,672,047 followers

 **Enterprise AR/VR/MR, IoT & Wearables -**
8,628 members

 **WIRED**
1,700,003 followers

 **Cloud Computing**
495,608 members

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